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                               April 16, 2024

       John Chen
       Executive Chairman
       FGI Industries Ltd.
       906 Murray Road
       East Hanover, NJ 07869

                                                        Re: FGI Industries Ltd.
                                                            Registration
Statement on Form S-3
                                                            Filed April 9, 2024
                                                            File No. 333-278585

       Dear John Chen:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-3 filed April 9, 2024

       General

   1. We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended
December 31, 2023, which in turn incorporates by reference certain Part
                                                        III information from a
definitive proxy statement that you have not yet filed. Please be advised that we cannot
accelerate the effective date of your registration statement until you have amended your
Form 10-K to include the Part III information or have filed a proxy statement which
includes such information. For guidance, please refer to
                                                        Question 123.01 of the
Securities Act Forms Compliance and Disclosure Interpretations.
   2. We note the warrants under this registration statement are to be governed by the laws of the state of New York.
We also note that the legal opinion contained in exhibit 5.1 states that it "only relates
to the laws and practice of the Cayman Islands which are in force on the date of this
opinion," and that it assumes that "[t]he Documents are, or will be, legal, valid, binding and
enforceable against all relevant parties in accordance with their terms
 John Chen
FGI Industries Ltd.
April 16, 2024
Page 2
       under the laws of the State of New York." Please file a legal opinion that opines on the legality of any securities issued under New York Law.
3. We note that you intend to rely on Section 305(b)(2) of the Trust Indenture Act of 1939 to
       designate a trustee on a delayed basis. Please revise your registration statement to include the Trust Indenture Act undertaking required by Item 512(j) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Gregory Herbers at 202-551-8028 or Erin Purnell at 202-551-3454 with any questions.



                                                             Sincerely,
FirstName LastNameJohn Chen
                                                             Division of
Corporation Finance
Comapany NameFGI Industries Ltd.
                                                             Office of
Manufacturing
April 16, 2024 Page 2
cc:       Jonathan R. Zimmerman
FirstName LastName